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SECUR [redacted] ION

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RECEIVED
SEP 08 2015
WASH., D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allied Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2033 6th Avenue, STE 1009
(No. and Street)

Seattle, WA 98121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David S. Eskenazi 206-441-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Bunday Berman Britton P.S. #3812
(Name – *if individual, state last, first, middle name*)

11808 Northrup Way, STE 240 Bellevue, WA 98005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, David Eskenazi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allied Asset Management, Inc., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public
State of Washington
DEANA RAE ZITTEL
My Appointment Expires Oct 7, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~. Operations
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIED ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS
June 30, 2015

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-11
Supplemental Information:	
Computation of Net Capital Under Rule 15c3-3 of the Securities and Exchange Commission	12
Other Required Information:	
Report of Independent Registered Public Accounting Firm	13
Exemption Report	14

SMITH BUNDAY BERMAN BRITTON, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Allied Asset Management, Inc.
Seattle, Washington

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Allied Asset Management, Inc. as of June 30, 2015 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Allied Asset Management, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Asset Management, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Allied Asset Management, Inc.'s financial statements. The supplemental schedule is the responsibility of Allied Asset Management, Inc.'s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Smith Bunday Berman Britton, P.S.

Bellevue, Washington
August 28, 2015

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2015

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$ 38,929
Marketable securities		14,643
Commissions receivable		45,538
TOTAL CURRENT ASSETS		99,110
TOTAL ASSETS		$ 99,110

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accrued wages and pension		$ 73,080
Accrued liabilities		653
Deferred income taxes (Note 3)		1,611
TOTAL CURRENT LIABILITIES		75,344
COMMITMENTS and CONTINGENCIES (Notes 5 and 9)		
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value, 50,000 shares authorized, 500 shares issued and outstanding	$ 500	
Additional paid in capital	1,000	
Retained earnings	22,266	23,766
TOTAL STOCKHOLDERS' EQUITY		23,766
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 99,110

The accompanying notes are an intergral part of the financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF OPERATIONS
For the year ended June 30, 2015

		%
REVENUES:		
Commissions	$ 372,321	99.1
Interest	208	0.1
Unrealized gain on investment in marketable securities	3,057	0.8
TOTAL INCOME	375,586	100.0
EXPENSES:		
Employment costs	289,637	77.1
Technology, data and communication	12,215	3.3
Research	2,057	0.5
Travel and entertainment	1,882	0.5
Occupancy and equipment expense	23,668	6.3
Regulatory fees	3,415	0.9
Professional fees	37,077	9.9
State and local taxes	2,578	0.7
TOTAL EXPENSES	372,529	99.2
NET INCOME BEFORE FEDERAL INCOME TAXES	3,057	0.8
PROVISION FOR FEDERAL INCOME TAXES	(458)	(0.1)
NET INCOME	$ 2,599	0.7

The accompanying notes are an intergral part of the financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended June 30, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, June 30, 2014	$ 500	1,000	$ 19,667	$ 21,167
Net income	-	-	2,599	2,599
BALANCE, June 30, 2015	$ 500	$ 1,000	$ 22,266	$ 23,766

The accompanying notes are an intergral part of the financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
For the year ended June 30, 2015

Cash flows from operating activities:	
Net income	$ 2,599
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Marketable securities	(3,057)
Commissions receivable	1,888
Increase (decrease) in:	
Accrued wages and pension	(1,745)
Accrued liabilities	(51)
Deferred taxes	458
Net cash provided by operating activities	92
Net increase in cash	92
Cash and cash equivalents, beginning of the year	38,837
Cash and cash equivalents, end of the year	$ 38,929

The accompanying notes are an intergral part of the financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies is presented to assist in understanding Allied Asset Management, Inc.'s (the Company's) financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and nature of business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on February 15, 1984 and operates as an investment brokerage house in Seattle, Washington. The Company does not hold customer funds or securities in its own accounts. All customer funds received are immediately remitted to the appropriate investment or insurance company. The Company has one employee. This employee is responsible for all accounting functions, including writing checks, making bank deposits, and recording daily sales activity.

Marketable securities:

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on any assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs – Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs – Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued):

Marketable securities, continued:

FASB ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurements.

As of June 30, 2015, marketable securities were required to be reported at fair value on a recurring basis using level one inputs. There are no changes in methods or assumptions during the year ended June 30, 2015.

The Company holds marketable securities in its proprietary account and they are carried in the financial statements at fair value. Realized and unrealized gains and losses are included in earnings. Components of marketable securities include one gain security and are as follows: cost basis $3,900; unrecognized gain on securities $10,743. Deferred taxes of $1,611 have been provided on this unrecognized gain.

Commissions receivable:

The Company clears all of its brokerage transactions through a clearing broker on a fully-disclosed basis. The Company also has agreements to arrange sales of mutual fund shares and variable annuity products. Commissions due from the clearing broker, mutual fund companies and insurance companies and related clearing expenses are recorded in the period in which the commission is earned. The related commissions payable to the Company's employee are included in accrued wages and pension in the Statement of Financial Condition.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company utilizes the allowance method of accounting for bad debts. In the opinion of management, no allowance for doubtful accounts is required.

Advertising:

Advertising costs are expensed as incurred.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued):

Pension plan:

The Company has a pension plan which is based on Section 408(k) of the Internal Revenue Code. It is the Company's intent to make discretionary contributions limited to the lesser of 25% of each eligible employee's compensation or $53,000. The Company has elected to make a $20,000 contribution for the year ended June 30, 2015.

Statement of cash flows:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest expense and federal income tax expense for the year ended June 30, 2015 was $-0-.

Management's estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2. SIGNIFICANT ECONOMIC AND GROUP CONCENTRATION OF CREDIT RISK:

As stated in Note 1, the Company receives commissions associated with the clearing broker and mutual fund companies. As of June 30, 2015, amounts due from the clearing broker and four mutual fund companies represented 69% of commissions receivable.

Total commissions earned from the clearing broker and one mutual fund company totaled 32% and 26%, respectively of revenue for the fiscal year ended June 30, 2015.

As of June 30, 2015, the Company has no cash deposits in excess of the insurance limits provided by a government agency.

NOTE 3. TAXES:

Federal income taxes:

The Company accounts for income taxes in accordance with FASB Accounting Standards Codification Topic ("FASB ASC") 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Such differences arise primarily from unrealized gains on investments (see also note 4).

The Company follows the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken on an income tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended June 30, 2015, management believes there are no material uncertain tax positions to be accounted for in the financial statements.

The Company's policy for classifying interest and penalties associated with its tax positions that are recognized in the financial statements is to include them with the related income tax amounts. Penalties are not deductible for income tax purposes and, accordingly, represent a permanent difference between the taxable loss and the net loss presented in these financial statements. For the year ended June 30, 2015 penalties included in operating expenses total $-0-.

On June 30, 2015, the Company had a net operating loss carry forward of $2,617 that expired. As a result, the associated valuation allowance of $2,617 was reduced to $0.

The Company files a corporate tax return with the U.S. Federal Jurisdiction (IRS). The Company's federal tax return is subject to possible examination by the taxing authorities until the expiration of the statute of limitations. Federal income tax returns generally have a three year statute of limitations.

Current income taxes:

The provision for income tax represents the change in the deferred tax liability provided for the unrealized appreciation of marketable securities. Taxable income for the year ended June 30, 2015 is $0.

NOTE 3. TAXES, continued:

Sales and excise taxes:

The Company files tax returns with the State of Washington Department of Revenue and the City of Seattle. Taxes are based on revenues earned at prescribed rates and are reported under state and local taxes on the Statement of Operations. The State of Washington and City of Seattle have four years after the close of the tax year to audit the Company's returns. The Company has not been audited by either taxing authority.

NOTE 4. DEFERRED INCOME TAXES:

Deferred income taxes of $1,611 have been provided for the unrealized appreciation of marketable securities as of June 30, 2015.

NOTE 5. RELATED PARTY TRANSACTIONS:

The Company and its affiliate, AAM Insurance, Inc., have common ownership and management and share the same office. Common expenses such as rent, office supplies, and telephone are allocated based on the relative revenues of the combined companies. The Company acts as the common paymaster for the payroll and payroll taxes for the combined companies and then divides the expense using the relative revenues of the combined companies as a guide. The Company does not have any obligation to repay costs advanced by its affiliate.

Total costs reimbursed to the related party for shared expense totaled $44,404 for the fiscal year ended June 30, 2015. There were no liabilities due to the related party at the close of the fiscal year.

All wages and commissions are paid to the single owner/employee of the Company. No allowance for accrued compensated absences has been made for the single owner/employee as the amount cannot be reasonably estimated.

NOTE 6. LEASE COMMITMENT:

The Company renewed its operating lease for the office space for five years effective June 1, 2013. The following is a summary of minimum rental payments under the lease. Annual rents will be adjusted based on the consumer price index, janitorial hourly labor rates, and cost of electricity. Lease expense for the year ended June 30, 2015 was $20,688.

Lease commitments for the years ending June 30:

2016	$ 21,318
2017	21,966
2018	20,680
2019	-
2020	-
Thereafter	-
Total	$ 63,964

NOTE 7. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital at June 30, 2015 was $23,181, $18,181 over the minimum required amount of $5,000.

NOTE 8. CONTINGENCIES:

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse affect on the financial position, results of operations, or liquidity of the Company.

NOTE 9. SUBSEQUENT EVENTS:

Subsequent events were evaluated through August 28, 2015, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

ALLIED ASSET MANAGEMENT, INC.

COMPUTATION OF NET CAPTIAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the year ended June 30, 2015

Stockholders' equity	$ 23,766
Less: Non allowable assets	
Net fixed assets	-
Add: Deferred federal income taxes	1,611
Net capital before haircuts on securities	25,377
Haircuts on securities: other securities	(2,196)
Net capital	23,181
Required net capital	5,000
Excess net capital	$ 18,181

AGGREGATE INDEBTEDNESS:

Total Aggregate indebtedness	$ 73,733

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Mininum net capital required	$ 5,000
Excess net capital	$ 18,181
Ratio: Aggregate indebtedness to net capital	3.18 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2015.

The Company is exempt from providing the following schedules:

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Information relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.

OTHER REQUIRED INFORMATION

SMITH BUNDAY BERMAN BRITTON, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Allied Asset Management, Inc.
Seattle, Washington

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Allied Asset Management, Inc. Exemption Report in which (1) Allied Asset Management, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Allied Asset Management, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3(2)(ii) (the "exemption provision") and (2) Allied Asset Management, Inc. stated that Allied Asset Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Allied Asset Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allied Asset Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934

Smith Bunday Berman Britton, P.S.

Bellevue, Washington
August 28, 2015

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

ALLIED ASSET MANAGEMENT, INC.

EXEMPTION REPORT
2015

Allied Asset Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by C.F.R. §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claims an exemption from 17 C.F.R. §240.15c3-3 ("Customer protection – reserves and custody of securities") under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii); i.e. Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of 17 C.F.R. §240.15c3-3(k)(2)(ii), as are customarily made and kept by a clearing broker or dealer.

2. The Company met the exemption provision in 17 C.F.R. §240.15c3-3(k)(2)(ii) during the period of July 1, 2014 through June 30, 2015 without exception.

I, David S. Eskenazi, affirm that, to the best of my knowledge and belief, this exemption Report is true and correct.

David S. Eskenazi, President

8/28/2015

(Date)